13G

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Amendment 1

Under the Securities Exchange Act of 1934

Australian Forest Industries, (F/K/A Multi-Tech International, Corp.)

(Name of Issuer)

Common Stock, $.001 value

(Title of Class of Securities)

US05257W1080 (CUSIP Number)

April 30, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. US05257W1080	SCHEDULE 13G

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

Knight Equity Markets, L.P., formerly Knight Securities, L.P. 22-3660471
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

117,898
6. SHARED VOTING POWER

Not applicable
7. SOLE DISPOSITIVE POWER

117,898
8. SHARED DISPOSITIVE POWER

Not applicable

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

117,898
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

Less than 0.1% based on outstanding shares reported on the issuer’s form 10-KSB filed with the SEC on April 17, 2007
12.	TYPE OF REPORTING PERSON*

BD

ITEM 1	(a).	Name of Issuer Australian Forest Industries, (F/K/A Multi-Tech International, Corp.)

ITEM 1	(b).	Address of Issuer’s Principal Executive Offices 4/95 Salmon Street, Port Melbourne, Victoria Australia, 3207

ITEM 2	(a).	Names of Persons Filing Knight Equity Markets, L.P.

ITEM 2	(b).	Address of principal business office 545 Washington Blvd., 3rd Floor Jersey City, NJ 07310

ITEM 2	(c).	Citizenship Delaware

ITEM 2	(d).	Title of Class of Securities Common Stock

ITEM 2	(e).	CUSIP Number N/A

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a:

	(a)	☒ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

ITEM 4.	Ownership

	(a)	Amount beneficially owned 117,898

	(b)	Percent of class 0.0

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote 117,898

		(ii)	Shared power to vote or to direct the vote Not applicable

		(iii)	Sole power to dispose or to direct the disposition of 117,898

		(iv)	Shared power to dispose or to direct the disposition of Not applicable

ITEM 5.	Ownership of Five Percent or Less of a Class Knight Equity Markets owns less than 0.1% of outstanding shares based on 10-KSB filed with the SEC April 17, 2007

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.

ITEM 8.	Identification and Classification of Members of the Group Not applicable.

ITEM 9.	Notice of Dissolution of Group Not applicable.

ITEM 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2007

Knight Equity Markets, L.P.

By:	/s/ Michael Corrao
Michael Corrao
Director of Compliance